EATON VANCE TAX-MANAGED BUY-WRITE OPPORTUNITIES FUND

Supplement to Prospectus dated April 29, 2022, Prospectus Supplement dated May 9, 2022,

and Statement of Additional Information dated April 29, 2022, each as supplemented

(respectively, the “Prospectus”, the “Prospectus Supplement” and the “SAI”)

The reorganization of Eaton Vance Tax-Managed Buy-Write Strategy Fund (NYSE: EXD) (“Acquired Fund”) with and into Eaton Vance Tax-Managed Buy-Write Opportunities Fund (NYSE: ETV) (the “Fund”) was completed prior to the opening of the New York Stock Exchange on Friday, April 14, 2023 (the “Closing Date”).

In the reorganization, the Fund acquired all of the assets of Acquired Fund in exchange for newly-issued common shares of the Fund and the assumption by the Fund of all of the liabilities of Acquired Fund. Shares of the Fund, having an aggregate net asset value equal to the aggregate net asset value of the shares of Acquired Fund, were distributed to Acquired Fund shareholders. The exchange was based on the net asset value per common share of each of Acquired Fund and the Fund as of the close of business on Friday, April 14, 2023.

Effective immediately, the following replaces any references to the Fund’s advisory fee rate schedule contained in the Prospectus, Prospectus Supplement and SAI:

Advisory Fee Schedule
Daily Net Assets	Annual Fee Rate
Up to and including $1.5 billion	1.000%
Over $1.5 billion up to and including $3 billion	0.980%
Over $3 billion up to and including $5 billion	0.960%
Over $5 billion	0.940%

The Fund continues to be managed in accordance with its existing investment objectives and strategies as described in the Prospectus and SAI.

April 17, 2023

Investors Should Retain This Supplement for Future Reference